September 19, 2024

Christopher P. Kalnin
Chief Executive Officer
BKV Corporation
1200 17th Street, Suite 2100
Denver, CO 80202

       Re: BKV Corporation
           Amendment No. 14 to Registration Statement on Form S-1
           Filed September 16, 2024
           File No. 333-268469
Dear Christopher P. Kalnin:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 14 to Registration Statement on Form S-1
Use of Proceeds, page 99

1. We note you estimate that the net proceeds from this offering will be approximately
       $277.8 million and that you intend to use approximately $230.0 million to repay indebtedness, for growth capital expenditures and for other general corporate purposes. If true, please revise your disclosure to clarify that you intend to use $230 million to repay indebtedness with the remainder to be used for growth capital expenditures and for other general corporate purposes. Otherwise, please revise to discuss how you intend to allocate the remaining net proceeds.
 September 19, 2024
Page 2

        Please contact Mark Wojciechowski at 202-551-3759 or Jenifer Gallagher at 202-551-
3706 if you have questions regarding comments on the financial statements and related matters.
For engineering questions, please contact Sandra Wall at 202-551-4727. Please contact Liz
Packebusch at 202-551-8749 or Karina Dorin at 202-551-3763 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Samantha Hale Crispin